Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005		2004		2003		2002		2001
Earnings:	(in millions, except ratio of earnings to fixed charges)
Income before income taxes and cumulative effect of a change in accounting principle	$788.3		$596.7		$433.8		$314.0		$186.2
Add:
Interest expense	199.0		138.1		124.7		115.1		80.0
Amortization of debt expense	5.2		7.2		8.0		7.4		6.4
Interest component of rent expense	40.4		26.8		24.4		22.4		14.3
Earnings	1,032.9		768.8		$590.9		$458.9		$286.9
Fixed charges:
Interest expense	199.0		138.1		124.7		115.1		80.0
Amortization of debt expense	5.2		7.2		8.0		7.4		6.4
Interest component of rent expense	40.4		26.8		24.4		22.4		14.3
Fixed charges	$244.6		$172.1		$157.1		$144.9		$100.7
Ratio of earnings to fixed charges	4.2	x	4.5	x	3.8	x	3.2	x	2.8	x